November 18, 2004

Mail Stop 0408

By U.S. Mail and facsimile to (202) 966-9409.

Tony D. Whitaker
Chief Executive Officer
Kentucky First Federal Bancorp
479 Main Street
Hazard, KY 41702

Re:	Kentucky First Federal Bancorp
	Form S-1 amended November 4, 2004
	File No. 333-119041

	Frankfort First
	Proxy Statement filed September 16, 2004
	Form 10-K for Fiscal Year ended June 30, 2004
	File No. 0-26360

Dear Mr. Whitaker:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1 for Kentucky First Bancorp.

Cover Page
1. We note your response to prior comment 3. However, the cover page continues to refer to "certain depositors," rather than to mention the distinct classes of depositors and borrowers of First Federal of
Hazard who will have subscription rights and the respective priority of those subscription rights. Consequently, we reissue prior comment
3.
2. Noting your response to prior comments 1 and 2, please clarify that if Frankfort First shareholders elect to receive less than the full 45% to 49% of the total number of shares that Kentucky first will issue during the conversion, then the amount that must be purchased in the subscription offering or community offering would increase. Also, please clarify that if Frankfort First shareholders fail to approve the merger, then the offering will terminate.

Summary - page 1
3. We note your response to prior comment 8. Please revise the tabular presentation on page 1 to clarify that the 45% public ownership will include both former depositors of First Federal of Hazard and shareholders of Frankfort First.

How We Determined the Offering Range - page 6
4. We note your response to prior comment 9 and the proposed disclosure emailed to the Staff on November 8, 2004. The information included in that response did not provide the staff with the information requested. Consequently, please provide the staff with the following information:
* The calculations and assumptions that Keller and Company used to convert the valuation of Kentucky First from a "fully converted" basis to an "as converted" basis.
* An explanation of the reason for the discount on the valuation of
Kentucky First`s shares on a fully converted basis compared to the valuation of the peer group.
Furthermore, revise the disclosure to identify specific reasons that
Keller identified to increase or decrease the valuation and also identify the reason for any other discount, including a new issue discount. The investor should be able to understand how the fair market value of the company compares to the selected peers and also identify the reason for any difference.
5. We note the disclosure at the beginning of this section that the
offering price was based upon the "estimated fair market value." However, in the following paragraph, you state that the appraisal "does not indicate market value." Please advise the staff, with a view towards improved disclosure, what the appraiser means by fair market value. We note, as disclosed later in this section, on page
8, and in the appraisal, that the price in the trading market has resulted in significant appreciation over both the short and intermediate term. Clarify how the appraiser factors the typical 20%
one-day "pop" into the "fair market value." Please clarify the particular time period that your implied "market value" is intended to result in pricing similar to that of the peer group. Finally, please advise the staff the extent to which the appraiser considered the valuation of the most recent conversion-merger, New Alliance, in reaching its valuation.
6. Please expand the tabular presentation of the price "pop" information to note the cumulative appreciation as of a recent date.

Use of Proceeds - page 37
7. We note your revised disclosure on pages 15, 16 and 37 in response to prior comment 24. However, your revised disclosure continues to obscure the fact that at the minimum offering level, it appears that the proceeds alone would not be sufficient to cover the cost of the merger. This section, and related disclosure elsewhere in the document, must make the true cost of the transaction clear. Consequently, we reissue prior comment 24.

Pro Forma Data - page 45
8. Refer to prior comment 31. We are unable to locate a discussion clarifying all assumptions about the cash vs. stock election and any limits on cash. Please revise to include this discussion in the introduction of the Pro Forma Data.
9. Please revise the consideration paid for outstanding shares presented in footnote 3 on pages 47, 49 and 51 to read $29,765. It currently reads $29,675.
10. Refer to prior comment 37. Please supplementally provide us your core deposit intangible study. If you do not have one, please tell us how you determined the cost of funds associated with Frankfort First deposits is higher than alternative sources of funding in the market place. In your response, address the effect on estimated cost of funds of your replacing a significant portion of the combined funding. We are concerned that replacing a large amount of core deposits would cause an increase in the market`s pricing of funds to the combined companies.
11. Refer to prior comment 38. Please supplementally provide us with your calculation of the fair value of the FHLB advances.

Loan Commitments - page 64
12. We note your response to prior comment 45. Please revise your financial statements to present the allowance relevant to loan commitments separate from your allowance for loan losses. Refer to paragraph 8e of SOP 01-6.

Management`s Discussion and Analysis - page 80

Critical Accounting Policies - Page 81
13. We note your discussion of the economic climate and its stability and expected improvement. Please revise to expand your discussion of assumptions that are more susceptible to change. In this regard, if it is management`s view that the economic climate is stable and improving consider adding sensitivity analysis of other factors that are susceptible to changes that are reasonably likely to occur.

Operating Strategy - page 81
14. We note your response to prior comment 50 and the revised disclosure in this section. However, we are not able to find any meaningful discussion of how the combined companies will operate. We note that in the Summary and elsewhere there are brief mentions of the intention of restructuring the balance sheets of the two institutions by selling loans from Frankfort to Hazard. The Management`s Discussion presents you with the opportunity to expand upon management`s pans for the combined entities. Therefore, we reissue prior comment 50.

Impact of Recent Accounting Pronouncements - page 111
15. The effective date for the measurement and recognition guidance contained in paragraphs 10-20 of Issue 03-1 has been delayed.
Refer
to FSP No. EITF Issue 03-1-1. Please revise your discussion accordingly.

Index to Financial Statements - page 172
16. Refer to prior comment 60. Despite that Kentucky First has engaged only in organizational activities, they are acquiring a business for which financial statements are required to be included and therefore financial statements of Kentucky First may not be omitted. Please revise to include an audited balance sheet of Kentucky First as of a date less than 135 days before the initial filing date of the registration statement.
17. Please update the financial statements as necessary to comply with Rule 3-12 of Regulation S-X prior to the effective date of the registration statement.

Financial Statements of First Federal of Hazard

Note B - Investment and Mortgage-backed Securities - page F-17
18. Refer to prior comment 63. Your current disclosure that management has the intent and ability to hold securities that are in an unrealized loss position for the foreseeable future is unclear. Please revise to clarify whether management has the intent and ability to hold these securities until their fair values recover.

Financial Statements of Frankfort First Bancorp - page F-28
19. Please supplementally provide us with Frankfort First Bancorp`s calculation of the fair value of their FHLB advances as of June 30,
2004 as disclosed in note A-10 of their consolidated financial statements.

Exhibit 2.1 - Agreement of Merger
20. Please provide Schedules 4.7 and 4.13.

Exhibit 8.1 - Tax Opinion of Muldoon Murphy Faucette & Aguggia
21. We note your response to prior comment 72 and are unable to agree with your analysis. The fact that your opinion ceases to be valid based upon a future event is insufficient to meet the requirement of
Item 601(b)(8), since the opinion fails to opine as to the tax consequences. Either revise the opinion to clarify that the shareholders who receive shares will not be taxed. Alternatively, please confirm that the company will resolicit the votes of Frankfort
First shareholders in the event that the company no longer has an effective tax opinion and revise the proxy to disclose the provision.

Proxy Statement of Frankfort Federal

Tax Consequences of the Merger - page P-7
22. We note your response to prior comment 76. To the extent that your counsel continues to retain the 40% threshold, please disclose the number of shares, assuming no change in the offering amount that must be exchanged in order to exceed the limit.

Opinion of Frankfort First`s Financial Advisor - page P-57
23. Please advise the staff, with a view towards improving the disclosure, how the tabular presentation "high and low" valuations relate to the various forms of analysis discussed on the following pages.
24. We note that Howe Barnes received financial projections from First Federal of Hazard`s management. Please disclose the nature of the information that Howe Barnes received and disclose the projections that the advisor received.

Material Federal Income Tax Consequences of the Merger - page P-51
25. To the extent that your counsel retains the 40% provision, please include a full discussion of the reason for the 40% threshold.
Also,
please disclose the minimum number of shares that must be exchanged in order to exceed the 40% threshold.


Recommendation of Frankfort First Board - page P-54
26. Please confirm that no specific acquisition targets were discussed when the board considered "strategic alternatives."

*	*	*

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Heidi Berg, Staff Accountant, at (202) 824-
5463
or Donald Walker, Senior Assistant Chief Accountant, at (202) 942-1799 if you have questions regarding comments on the financial statements and related matters. You may contact Christian Windsor,
Staff Attorney, at (202) 942-1974 or me at (202) 942-1779 any
other
questions regarding this review.


						Sincerely,



						Barry McCarty
						Senior Counsel


cc:	Via US MAIL AND FACSIMILE: (202) 966-9409
Gary R. Bronstein, Esquire
Joel E. Rappoport, Esquire
Muldoon Murphy Faucette & Aguggia LLP
5101 Wisconsin Avenue, N.W.
Washington, D.C. 20016
(202) 362-0840
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Kentucky First Federal Bancorp
Tony D. Whitaker, CEO
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